SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 6)


               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 15, 1997
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                   ( )

Check the following box if a fee is being paid with this
Statement:                                   ( )

                          SCHEDULE 13D

CUSIP No. 032015-10-9
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /_/
                                                       (b)  /_/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS

     BK, AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         /_/
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
_________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           9,120,652

SHARES         _________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               _________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           9,120,652

PERSON         _________________________________________________
               10   SHARED DISPOSITIVE POWER
WITH                0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,120,652
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        /_/
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%
_________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO
_________________________________________________________________

          This statement constitutes Amendment No. 6 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used margin loans via a margin account maintained with Oppenheimer & Co., Inc. and funds contributed by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 1,015,000 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D. The shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a)  Based on 23,678,984 shares of Class A Stock of the
Issuer outstanding as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Rebar holds approximately 38.0% of the issued and outstanding Class A Stock of the Issuer.

          (c)  Since the filing of its most recent amendment to its
Schedule 13D, Rebar made the following purchases of Class A Stock in open market transactions:

Date                No. Shares      Price per Share   Total Price
____                __________      _______________   ___________

May 16, 1997          698,800        $     5.02       $ 3,507,976
May 15, 1997          250,000              5.02         1,255,000
May 1, 1997               700              4.86             3,413
April 30, 1997          5,000              4.86            24,375
April 24, 1997         60,500              5.00           302,500
                      _______                           _________
TOTALS:             1,015,000                         $ 5,093,264

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                   REBAR FINANCIAL CORP.


                                   By:/s/ Raz Steinmetz
                                      ----------------------
                                      Name:   Raz Steinmetz
                                      Title:  Vice President


Dated:  May 16, 1997